Exhibit 21.1

SUBSIDIARIES OF SVMK INC.

Name of Subsidiary	Place of Incorporation
SurveyMonkey Inc.	Delaware

SurveyMonkey Global Holdings Limited	Ireland

SurveyMonkey Europe UC	Ireland

SurveyMonkey Canada Inc.	British Columbia, Canada

Usabilla B.V.	Netherlands